UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard

Westend S.A.

105 Grand-Rue

L-1661 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 53,759,325 (See Item 5) 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 53,759,325 (See Item 5) 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 53,759,325 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 55.2% (See Item 5)
14	TYPE OF REPORTING PERSON: HC

Westend S.A., a Luxembourg societe anonyme (“Westend”), hereby amends, as set forth below, its Statement on Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006 (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 4. Purpose of the Transaction.

The response to Item 4 of the Statement is hereby amended and supplemented by the following:

On December 18, 2006, the Company announced that its Board of Directors approved a modified Dutch auction self-tender offer for 8,300,000 shares of Common Stock at a price per share not greater than $54.00 nor less than $47.00 (the “Offer”).

On December 17, 2006, Artal Holdings Sp. z o.o., an indirect subsidiary of the Reporting Person, and the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”), whereby, subject to the terms and conditions therein, Artal Holdings Sp. z o.o. has agreed to sell to the Company and the Company has agreed to purchase from Artal Holdings Sp. z o.o. such number of shares of Common Stock (rounded to the nearest whole number of shares) equal to the aggregate number of shares of Common Stock purchased by the Company in the Tender Offer multiplied by a fraction, the numerator of which is 53,759,325 and the denominator of which is 43,717,750 (representing the outstanding shares of Common Stock held of record by Artal Holdings Sp. z o.o. divided by the outstanding shares of Common Stock held of record by all shareholders of the Company other than Artal Holdings Sp. z o.o., each as of November 30, 2006 as reported in the Company’s Schedule TO filed on December 18, 2006).

The price per share paid by the Company for the shares of Common Stock purchased from Artal Holdings Sp. z o.o. will be the same as is determined and paid by the Company to its other shareholders who tender shares of Common Stock pursuant to the Offer. Artal Holdings Sp. z o.o. has agreed on behalf of itself and its affiliates, pursuant to the terms of the Purchase Agreement, not to tender any of their shares of Common Stock in the Offer. Pursuant to the terms of the Purchase Agreement, the consent of Artal Holdings Sp. z o.o. is required for certain amendments to the terms of the Offer. The Purchase Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The response to Item 5 of the Statement is hereby amended and restated by the following:

The information contained on the cover pages of this Amendment No. 2 to Schedule 13D is incorporated herein by reference.

As the date hereof, Artal Holdings Sp. z o.o. was the record owner of 53,759,325 shares, or 55.2%, of the Common Stock outstanding (based on 97,447,075 shares of Common Stock issued and outstanding on November 30, 2006 as reported in the Company’s Schedule TO filed on December 18, 2006). Artal Luxembourg S.A. holds an irrevocable proxy with respect to 15,000,000 of these shares. Artal Holdings Sp. z o.o. is a subsidiary of Artal Luxembourg S.A., which is a subsidiary of Artal International S.A., which is a subsidiary of the Artal Group S.A., which is a subsidiary of the Reporting Person. Consequently, the Reporting Person may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock held of record by Artal Holdings Sp. z o.o.

Except as set forth in this Item 5, to the best knowledge of the Reporting Person as of the date hereof, the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by the information contained in Item 4 of this Amendment No. 2 to Schedule 13D, which is herein incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated by adding the following:

Exhibit 1	Stock Purchase Agreement, dated as of December 17, 2006, by and between Artal Holdings Sp. z o.o. and Weight Watchers International, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTEND S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Proxy Holder

Dated: December 18, 2006